Exhibit 12.1

PHARMACYCLICS, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

						Nine Months Ended
	Fiscal Year Ended June 30,					March 31,
	2006	2007	2008	2009	2010	2011
EARNINGS
Pretax loss	$(42,158)	$(26,217)	$(24,298)	$(22,897)	$(15,574)	$(24,239)
Plus:
Fixed charges (see below)	422	329	314	1,466	312	179
Total earnings (loss) to cover fixed charges	(41,736)	(25,888)	(23,984)	(21,431)	(15,262)	(24,060)

FIXED CHARGES
Interest expense	-	-	-	618	43	-
Amortization of discount on debt	-	-	-	549	21	-
Rental expenses representative of an interest factor	422	329	314	299	248	179
Total fixed charges	422	329	314	1,466	312	179

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(42,158)	$(26,217)	$(24,298)	$(22,897)	$(15,574)	$(24,239)